Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Organization or Incorporation
Digitas International Inc.	Delaware Corporation
Digitas Netherlands Holding Inc.	Delaware Corporation
BSH Holding LLC	Delaware Limited Liability Company
Bronner Slosberg Humphrey Inc.	Massachusetts Corporation
Digitas Cayman Island	Cayman Island Limited
Digitas Security Corp.	Delaware Corporation
Modem Media, Inc.	Delaware Corporation
Digitas (Europe) LLC	Delaware Limited Liability Company
Modem Media UK Limited	UK Corporation
DM Europe Limited	UK Corporation